Exhibit 99.1

Fortuna reports production of 2.2 million ounces of silver and 12,542 ounces of gold for the third quarter of 2018

Vancouver, October 11, 2018-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to report production results for the third quarter of 2018 from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru. The Company produced 2.2 million ounces of silver and 12,542 ounces of gold, plus base metal by-products. Silver and gold production for the first nine months totaled 7.0 million ounces and 42,140 ounces respectively; being 13 percent and 16 percent above the Company´s nine month projection. Fortuna is on schedule to produce 8.3 million ounces of silver and 48.3 thousand ounces of gold or 11.4 million Ag Eq1 ounces in 2018 in accordance with our production guidance (see Fortuna news release dated January 17, 2018).

Third Quarter Production Highlights

▪	Silver production of 2,230,465 ounces; 11 percent increase over Q3 2017
▪	Gold production of 12,542 ounces; 6 percent decrease over Q3 2017
▪	Lead production of 7,575,541 pounds; 1 percent decrease over Q3 2017
▪	Zinc production of 11,482,583 pounds; 2 percent increase over Q3 2017

▪	Cash cost[2] for San Jose is US$63.30/t
▪	Cash cost[2] for Caylloma is US$88.53/t

Consolidated Operating Highlights

	Third Quarter 2018			Third Quarter 2017
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	135,996	262,710		133,726	263,697
Average tpd milled	1,511	2,985		1,486	3,038
Silver[3]
Grade (g/t)	65	258		66	229
Recovery (%)	84.69	91.47		83.29	91.40
Production (oz)	239,253	1,991,211	2,230,465	234,806	1,774,556	2,009,362

Notes:

1. Silver equivalent production does not include lead or zinc and is calculated using a silver to gold ratio of 65 to 1

2. Preliminary estimates of cash operating costs per tonne, subject to modification on final cost consolidation

3. Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate

4. Totals may not add due to rounding

	Third Quarter 2018			Third Quarter 2017
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.17	1.61		0.20	1.71
Recovery (%)	21.37	91.24		19.18	91.39
Production (oz)	155	12,387	12,542	164	13,248	13,412
Lead
Grade (%)	2.74			2.87
Recovery (%)	92.23			90.54
Production (lbs)	7,575,541		7,575,541	7,650,040		7,650,040
Zinc
Grade (%)	4.24			4.26
Recovery (%)	90.36			89.60
Production (lbs)	11,482,583		11,482,583	11,241,371		11,241,371

San Jose Mine, Mexico

The San Jose Mine produced 1,991,211 ounces of silver and 12,387 ounces of gold in the third quarter of 2018, 11 percent and 9 percent above budget respectively. Average head grades for silver and gold were 258 g/t and 1.61 g/t, 11 percent and 9 percent above budget respectively. Silver and gold production for the first nine months of 2018 totaled 6.3 million ounces and 41,692 ounces respectively; being 13 percent and 16 percent above the mine’s nine-month projection.

Caylloma Mine, Peru

The Caylloma Mine produced 239,253 ounces of silver in the third quarter of 2018, 19 percent above budget. Average head grade for silver was 65 g/t, 16 percent above budget. Silver production for the first nine months of 2018 totaled 692,101 ounces; 13 percent above the mine’s nine-month projection.

Lead and zinc production for the third quarter of 2018 was 7,575,541 pounds and 11,482,583 pounds respectively, 20 percent and 1 percent above budget respectively. Average head grades for lead and zinc were 2.74% and 4.24%, 17 percent above and in line with budget respectively. Base metals production for the first nine months totaled 21,801,786 pounds of lead and 33,947,289 pounds of zinc; being 14 percent and 1 percent above the mine’s nine-month projection.

Qualified Person

Eric N. Chapman, M.Sc., Vice President of Technical Services, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Chapman is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metals producer focused on mining opportunities in Latin America. Our primary assets are the Caylloma silver Mine in southern Peru, the San Jose silver-gold Mine in Mexico and the Lindero gold Project in Argentina. The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca

T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore. These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar. These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.